Exhibit 6.3

SECOND AMENDMENT TO LEASE

(Adding Additional Premises and Extending Term)

THIS SECOND AMENDMENT TO LEASE (“Amendment”) is executed as of the 14th day of September, 2015, between SRI NINE MAIN PLAZA LLC, a Delaware limited liability company (“Landlord”) and HOMEUNION, INC., a Delaware corporation (“Tenant”).

RECITALS

A.            Landlord, as landlord, and Tenant, as tenant, entered into that certain lease, dated as of March 20, 2014, pursuant to which Tenant leased from Landlord approximately 8,383 rentable square feet of space (the “Existing Premises”) located on the second (2nd) floor of the building located at 2010 Main Street, Irvine, California (the “Building”). The lease was subsequently amended by a First Amendment to Lease, dated as of July 28, 2015 (the “First Amendment”) pursuant to which approximately 4,301 rentable square feet of space located on the seventh (7th) floor of the Building was to be added to the Lease, the term of the lease was extended and certain other modifications were made to the lease. The aforementioned lease, as so amended, is referred to hereinafter as the “Lease.” All capitalized terms not otherwise defined herein shall have the meaning given them in the Lease. The term of the Lease (without giving effect to the terms of the First Amendment) expires on March 31, 2019.

B.            The seventh (7th) floor space to be added to the Lease pursuant to the First Amendment has not yet been added to the Lease.

C.            Landlord and Tenant presently desire to amend the Lease to (i) void all of the terms of the First Amendment so that the Lease remains as if the First Amendment had not been executed, (ii) add to the Lease approximately 5,700 rentable square feet of space located on the second (2nd) floor of the Building, (iii) increase the number of parking spaces provided to Tenant, (iv) extend the term of the Lease through and including the date that is sixty (60) full calendar months following the date the additional space is added to the Lease, (v) provide for Tenant to lease, on a temporary basis, Suite 720 in the Building, (vi) grant Tenant the option to renew the Lease for an additional period of five (5) years, and (vii) document certain other modifications to the Lease agreed upon by Landlord and Tenant, all on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

1.             Additional Premises. Effective as of the Additional Premises Commencement Date (as defined below), the premises located on the second (2nd) floor of the Building and outlined on attached Exhibit A-1 and labeled “Additional Premises” shall be added to the Lease. The “Additional Premises Commencement Date” is the date that the Additional Premises are delivered to Tenant in Delivery Condition (as defined in Paragraph 2.a. below). The parties presently estimate that the Additional Premises Commencement Date will occur on or about October 1, 2015. Notwithstanding the foregoing, in the event of a delay in the Additional Premises Commencement Date, neither this Amendment nor the Lease shall be void or voidable, nor shall Landlord be liable to Tenant for such delay, but Landlord shall use commercially reasonably efforts to cause the Additional Premises Commencement Date to occur as soon as reasonably possible following October 1, 2015.

Landlord Tenant agree that, for all purposes of the Lease, the Additional Premises shall be deemed to consist of 5,700 rentable square feet of space. Effective as of the Additional Premises Commencement Date, (i) Exhibit A-2 attached hereto (which is an outline of the Existing Premises, plus the Additional Premises) shall replace Exhibit A to the Lease and (ii) the Premises shall, for all purposes of the Lease, be deemed to consist of a total of 14,083 rentable square feet of space.

Once the Additional Premises Commencement Date is determined, at the request of either party, the parties shall confirm in writing the Additional Premises Commencement Date and the Expiration Date (as modified by Paragraph 3 below), which written confirmation shall be substantially in the form of the letter attached hereto as Exhibit B.

2.             Delivery Condition; Early Entry.

a.           Delivery Condition. Tenant shall accept the Additional Premises in its “as-is” condition, except that Landlord shall, at Landlord’s sole cost and expense, cause, as of the Additional Premises Commencement Date, the base Building systems serving the Additional Premises (including, without limitation, HVAC, electrical, plumbing, fire and life safety) to be in good condition and repair consistent with Landlord’s customary standards for the Building (collectively “Delivery Condition”).

b.           Early Access. Notwithstanding anything to the contrary in this Amendment, Tenant may, during the five (5) day period prior to the Additional Premises Commencement Date, enter the Additional Premises for the purpose of installing telephones, electronic communication or related equipment, fixtures, furniture and equipment, provided that Tenant shall be solely responsible for any of such equipment, fixtures, furniture or material and for any loss or damage thereto from any cause whatsoever, excluding only the gross negligence or deliberate misconduct of Landlord or Landlord’s employees, contractors or agents. The provisions of the final grammatical paragraph of Paragraph 8.a. of the Lease, the provisions of Paragraph 9.a. of the Lease, and the provisions of Paragraphs 14 and 15 of the Lease shall apply in full during the period of any such early entry and Tenant shall comply with all applicable Legal Requirements applicable to such early entry work in the Additional Premises.

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3.          Extension of Lease Term. Effective as of the date hereof, the term of the Lease (as set forth in Paragraph 2.b. of the Lease) is extended through and including the last day of the sixtieth (60th) full calendar month following the Additional Premises Commencement Date (the “Expiration Date”). The period commencing on April 1, 2019 and ending on the Expiration Date is referred to herein as the “Extension Term”. During the Extension Term, all of the existing terms of the Lease shall continue to apply, except to the extent otherwise expressly provided in this Amendment. Landlord shall not be required to perform any improvements to the Existing Premises as a result of the extension of the Lease term.

4.          Monthly Rent.

a.           Additional Premises. Tenant shall pay as Monthly Rent for the Additional Premises, under Paragraphs 2.c. and 5 of the Lease, the amounts set forth below for the applicable periods:

Applicable Period	Monthly Rent
First Lease Year	$14,820.00	***
Second Lease Year	$15,390.00
Third Lease Year	$16,017.00
Fourth Lease Year	$16,644.00
Fifth Lease Year	$17,328.00

The “First Lease Year” is the period commencing on the Additional Premises Commencement Date and ending on the last day of the twelfth (12th) full calendar month thereafter. Each twelve (12) full calendar month period thereafter is a “Lease Year”.

***Provided that Tenant is not in breach of any provision of the Lease at such time, Tenant’s Monthly Rent for the second (2nd) through sixth (6th) months of the First Lease Year shall be fully abated, for a total of five (5) months of abated Monthly Rent.

b.           Existing Premises. Prior to the commencement of the Extension Term, Tenant shall continue to pay the Monthly Rent under Paragraphs 2.c. and 5 of the Lease for the Existing Premises as presently provided for in the Lease. Effective as of April 1, 2019, Tenant shall pay Monthly Rent for the Existing Premises in the following amounts for the respective periods;

Period	Monthly Rent
4/1/19 through 9/30/19	$24,478.36
10/1/19 through Expiration Date	$25,484.32

5.             Additional Rent.

a.           Additional Premises. Effective as of the Additional Premises Commencement Date, the provisions of Paragraph 7 of the Lease shall apply in full to the Additional Premises, except that (i) Tenant’s Share, as set forth in Paragraph 2.e. of the Lease, shall be 2.00% as to the Additional Premises, and (ii) the Base Year (as defined in Paragraph 2.f. of the Lease) shall be the 2016 calendar year for the Additional Premises.

b.           Existing Premises. Tenant shall continue to pay the Additional Rent under Paragraph 7 of the Lease for the Existing Premises as presently provided for in the Lease without modification, both prior to the commencement of the Extension Term and during the Extension Term. Accordingly, Tenant’s Share (as defined in Paragraph 2.e. of the Lease) for the Existing Premises shall remain 2.95% and the Base Year (as defined in Paragraph 2.f. of the Lease) for the Existing Premises shall remain the 2014 calendar year.

6.             Renewal Option. Effective as of the date hereof, the following paragraph is added to the Lease as Paragraph 59:

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“59.         Renewal Option.

a.           Option to Renew. Tenant shall have the option to renew this Lease for one (1) additional term of five (5) years, commencing upon the expiration of the Extension Term (as such term is defined in the First Amendment to Lease). The renewal option must be exercised, if at all, by written notice given by Tenant to Landlord not earlier than twelve (12) months, nor later than nine (9) months, prior to the expiration of the initial term of this Lease. Notwithstanding the foregoing, at Landlord’s election, this renewal option shall be null and void and Tenant shall have no right to renew this Lease if (i) as of the date immediately preceding the commencement of the renewal period the Tenant originally named herein is not in occupancy of the entire Premises then demised hereunder or does not intend to continue to occupy the Premises (but intends to assign this Lease or sublet the space in whole or in part), or (ii) on the date Tenant exercises the option or on the date immediately preceding the commencement date of the renewal period there exists an uncured Event of Default or there is a breach of this Lease by Tenant that subsequently matures into an Event of Default due to Tenant’s failure to cure the breach within the applicable notice and/or cure period.

b.           Terms and Conditions. If Tenant exercises the renewal option, then during the renewal period all of the terms and conditions set forth in this Lease as applicable to the Premises during the initial term shall apply during the renewal term, except that (i) Tenant shall have no further right to renew this Lease, (ii) Tenant shall take the Premises in their then “as-is” state and condition provided that, if fair market terms include an improvement allowance, Tenant shall receive such allowance and the Monthly Rent provided for in item (iii) below shall take such allowance into account, (iii) the Monthly Rent payable by Tenant for the Premises shall be the then fair market rent for the Premises based upon the terms of this Lease, as renewed, and (iv) the Base Year for the Premises shall be the calendar year in which the renewal term commences. Fair market rent shall include the periodic rental increases, if any, that would be included for space leased for the period of the renewal term. For purposes of this Paragraph 59, the term “fair market rent” shall mean the rental rate that would be applicable for a lease term commencing on the commencement date of the renewal term and that would be payable in any arms length negotiations for the Premises in their then as-is condition, for the renewal term, which rental rate shall be established by reference to rental terms actually negotiated for comparable space under primary lease (and not sublease), taking into consideration the location of the Building and such amenities as existing improvements, view, floor on which the Premises are situated and the like, situated in first class high-rise office buildings in the Irvine Concourse within the John Wayne Airport area marketplace, in similar physical and economic condition as the Building, engaged in then-prevailing ordinary rental market practices with respect to tenant concessions (if any) (e.g. not offering extraordinary rental, promotional deals and other concessions to tenants in an effort to alleviate cash flow problems, difficulties in meeting loan obligations or other financial distress, or in response to a greater than average vacancy rate in a particular building) and taking into account then market concessions. The fair market rent shall be mutually agreed upon by Landlord and Tenant in writing within a thirty (30) calendar day period commencing not later than six (6) months prior to commencement of the renewal period. If Landlord and Tenant are unable to agree upon the fair market monthly rent within such thirty (30) day period, then the fair market rent shall be established by appraisal in accordance with the procedures set forth in Paragraph 59.c. below.

c.           Appraisal. Within fifteen (15) days after the expiration of the thirty (30) day period for the mutual agreement of Landlord and Tenant as to the fair market rent, each party hereto, at its cost, shall engage a real estate broker to act on its behalf in determining the fair market rent. The brokers each shall have at least ten (10) years’ experience with leases in first class high rise office buildings in the Irvine Concourse within the John Wayne Airport area marketplace and shall submit to Landlord and Tenant in advance for Landlord’s and Tenant’s reasonable approval the appraisal methods to be used. If a party does not appoint a broker within said fifteen (15) day period but a broker is appointed by the other respective party, the single broker appointed shall be the sole broker and shall set the fair market rent. If the two brokers are appointed by the parties as stated in this paragraph, such brokers shall meet promptly and attempt to set the fair market rent. If such brokers are unable to agree within thirty (30) days after appointment of the second broker, the brokers shall elect a third broker meeting the qualifications stated in this paragraph within ten (10) days after the last date the two brokers are given to set the fair market rent. Each of the parties hereto shall bear one half (1/2) the cost of appointing the third broker and of the third broker’s fee. The third broker shall be a person who has not previously acted in any capacity for either party.

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The third broker shall conduct his own investigation of the fair market rent, and shall be instructed not to advise either party of his determination of the fair market rent except as follows: When the third broker has made his determination, he shall so advise Landlord and Tenant and shall establish a date, at least five (5) days after the giving of notice by the third broker to Landlord and Tenant, on which he shall disclose his determination of the fair market rent. Such meeting shall take place in the third broker’s office unless otherwise agreed by the parties. After having initialed a paper on which his determination of fair market rent is set forth, the third broker shall place his determination of the fair market rent in a sealed envelope. Landlord’s broker and Tenant’s broker shall each set forth their determination of fair market rent on a paper, initial the same and place them in sealed envelopes. Each of the three envelopes shall be marked with the name of the party whose determination is inside the envelope.

In the presence of the third broker, the determination of the fair market rent by Landlord’s broker and Tenant’s broker shall be opened and examined. If the higher of the two determinations is 105% or less of the amount set forth in the lower determination, the average of the two determinations shall be the fair market rent, the envelope containing the determination of the fair market rent by the third broker shall be destroyed and the third broker shall be instructed not to disclose his determination. If either party’s envelope is blank, or does not set forth a determination of fair market rent, the determination of the other party shall prevail and be treated as the fair market rent. If the higher of the two determinations is more than 105% of the amount of the lower determination, the envelope containing the third broker’s determination shall be opened. If the value determined by the third broker is the average of the values proposed by Landlord’s broker and Tenant’s broker, the third broker’s determination of fair market rent shall be the fair market rent. If such is not the case, fair market rent shall be the rent proposed by either Landlord’s broker or Tenant’s broker which is closest to the determination of fair market rent by the third broker.”

7.             Letter of Credit. As a result of the addition of the Additional Premises to the Lease, the existing Letter of Credit in the amount of Ninety-Five Thousand Three Hundred Ninety Five and 38/100 Dollars ($95,395.38) presently held by Landlord under Paragraphs 2.d. and 6 of the Lease is hereby increased by Sixty-Four Thousand Eight Hundred Sixty Three and 84/100 Dollars ($64,863.84) to One Hundred Sixty Thousand Two Hundred Fifty Nine and 22/100 Dollars ($160,259.22). Accordingly, Tenant shall deliver to Landlord, within thirty (30) days following the date hereof, an amendment to the Letter of Credit (in form reasonably acceptable to Landlord), increasing the amount thereof to One Hundred Sixty Thousand Two Hundred Fifty Nine and 22/100 Dollars ($160,259.22) or, at Tenant’s option, Tenant may deliver to Landlord an additional Letter of Credit in the amount of Sixty-Four Thousand Eight Hundred Sixty Three and 84/100 Dollars ($64,863.84). Further, effective as of the date hereof, the final grammatical paragraph of Paragraph 6 of the Lease is deleted and replaced with the following:

“Notwithstanding anything in this Paragraph 6.b. to the contrary, on April 30, 2016, on April 30, 2017, and on April 30, 2018, Tenant may replace the then current Letter of Credit with a Letter of Credit in an amount equal to the then existing Letter of Credit amount minus Twenty-Four Thousand Seven Hundred Fifty-Four and 12/100 Dollars ($24,754.12), but in all other respects in conformance with the Letter of Credit described in this Paragraph 6.b. or, rather than replace the then current Letter of Credit, Tenant may submit to Landlord an amendment thereto, in form reasonably acceptable to Landlord, which reduces the amount of that Letter of Credit by the applicable amount; provided, however, that Tenant may not reduce the amount of the Letter of Credit pursuant to the foregoing on a particular reduction date if during the twelve (12) month period immediately preceding such reduction date, there occurred an Event of Default or a breach by Tenant that subsequently matured into an Event of Default. If Tenant failed to qualify for a reduction of the face amount of the letter of credit on a particular reduction date, Tenant may replace the then current Letter of Credit with a Letter of Credit in an amount equal to the then existing Letter of Credit amount minus Twenty-Four Thousand Seven Hundred Fifty-Four and 12/100 Dollars ($24,754.12) on the next scheduled reduction date, so long as the requirements above are met, but the face amount of the letter of credit then on hand may not be reduced or amended by more than Twenty-Four Thousand Seven Hundred Fifty-Four and 12/100 Dollars ($24,754.12) on any particular reduction date.”

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Since Tenant elected to post a Letter of Credit with Landlord rather than a cash security deposit, Paragraph 6.a. is hereby deleted from the Lease.

8.             Parking.

a.           Parking. The provisions of Paragraph 53 of the Lease shall continue to apply in full throughout the Term (as extended, except that, commencing on the Additional Premises Commencement Date, the total number of unassigned, non-exclusive and unlabeled parking spaces allocated to Tenant under the first sentence of Paragraph 53.a. of the Lease shall be revised to be (x) twenty-eight (28) parking spaces for the Existing Premises and (y) twenty-four (24) parking spaces for the Additional Premises. Tenant’s existing right under Paragraph 53 of the Lease to convert up to five (5) of Tenant’s unassigned parking spaces allocated to the Existing Premises to reserved parking spaces shall remain in effect. Subject to availability (as determined by Landlord in its sole discretion), Tenant shall also have the right to convert (on a one-to-one basis) up to five (5) of the unassigned parking spaces allocated to the Additional Premises to covered and reserved parking spaces in the Parking Facilities.

Effective as of the Additional Premises Commencement Date, and continuing through the last day of the Extension Term, the monthly parking rates set forth in Paragraph 53.a. of the Lease shall be revised as follows:

Type of Parking Space	Parking Charge

Unassigned Parking Spaces:	$60.00 per space per month***

Reserved Parking Spaces:	$145.00 per space per month

***Notwithstanding the foregoing, (i) during the period from the Additional Premises Commencement Date and continuing through March 31, 2019, the parking charges for the 28 unassigned parking spaces leased on account of the Existing Premises shall remain at the rate of $50.00 per month and the parking charge for any reserved spaces allocated to the Existing Premises shall remain at the rate of $125.00 per month, and (ii) during the first six (6) months of Tenant’s lease of the Additional Premises, the parking charges for the unassigned parking spaces leased by Tenant on account of the Additional Premises shall be fully abated.

If the Lease term is further extended beyond the Extension Term, then, during the extension term, the monthly parking rate shall be the rate or charge in effect from time to time for parking in the Parking Facilities for the type of space leased.

b.           Over Standard Parking. Effective as of the Additional Premises Commencement Date, in addition to Tenant’s parking rights under Paragraph 53 of the Lease, as modified by Paragraph 8.a. above, upon Tenant’s request, Landlord shall lease to Tenant up to two (2) additional unassigned parking space for each 1,000 useable square feet of space leased by Tenant in the Additional Premises only (which, based on the 4,787 useable square feet of the Additional Premises, totals nine (9) parking spaces) (the “Over-Standard Parking Spaces”) at a monthly charge of Sixty dollars ($60.00) per month per space. Notwithstanding the foregoing, Landlord may terminate Tenant’s right to any or all of the Over-Standard Parking Spaces at any time upon not less than thirty (30) days prior written notice.

9.             Temporary Premises. Commencing on the date this Amendment is duly executed and delivered by the parties, and continuing until 11:59 p.m. on the date immediately preceding the Additional Premises Commencement Date, Landlord shall lease to Tenant, and Tenant shall lease from Landlord, the space located on the seventh (7th) floor of the Building known as Suite 720 outlined on attached Exhibit D (the “Temporary Premises”). Tenant shall accept the Temporary Premises in its as-is condition and Landlord shall not be required to make any renovations or improvements to prepare the Temporary Premises for Tenant’s occupancy. During the period that Tenant leases the Temporary Premises, Tenant shall not pay any rent for the Temporary Premises. Except to the extent inconsistent with the express provisions of this Paragraph 9, all of the provisions of the Lease shall apply to Tenant’s lease of the Temporary Premises. Upon the expiration of Tenant’s temporary occupancy of the Temporary Premises, Tenant shall return the Temporary Premises to Landlord in the condition originally received, ordinary wear and tear excepted.

10.            Reimbursement of Architectural Costs. Tenant shall pay to Landlord the sum of Two Thousand Four Hundred Eighty Six and 26/100 Dollars ($2,486.26) as reimbursement of the architectural costs incurred by Landlord in connection with the design development plans and construction drawings prepared by Gensler for the improvements that were contemplated in the First Amendment (the “1st Amendment Design Costs”), which payment shall be paid to Landlord not later than ten (10) days following the later of (i) the date Landlord delivers to Tenant a copy of the invoice received by Landlord from Gensler for the 1st Amendment Design Costs and (ii) the date this Amendment is duly signed and delivered by Landlord and Tenant.

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11.           Brokers. Tenant represents and warrants that it has negotiated this Amendment directly with ORION Property Partners, Inc. (the “Broker”) and has not authorized or employed, or acted by implication to authorize or to employ, any other real estate broker or salesman to act for Tenant in connection with this Amendment. Tenant shall indemnify, defend and hold Landlord harmless from and against any and all claims by any real estate broker or salesman other than the Broker for a commission, finder’s fee or other compensation as a result of Tenant’s entering into this Amendment.

12.           Authority. If Tenant is a corporation, partnership, trust, association or other entity, Tenant and each person executing this Amendment on behalf of Tenant hereby covenants and warrants that (a) Tenant is duly incorporated or otherwise established or formed and validly existing under the laws of its state of incorporation, establishment or formation, (b) Tenant has and is duly qualified to do business in the state of California, (c) Tenant has full corporate, partnership, trust, association or other appropriate power and authority to enter into this Amendment and to perform all Tenant’s obligations under the Lease, as amended by this Amendment, and (d) each person (and all of the persons if more than one signs) signing this Amendment on behalf of Tenant is duly and validly authorized to do so.

13.           No Offer. Submission of this instrument for examination and signature by Tenant does not constitute an offer to amend the Lease, or a reservation of or option to amend the Lease, and is not effective as a lease amendment or otherwise until execution and delivery by both Landlord and Tenant.

14.           CASp Inspection. At the time of this Amendment, the Existing Premises and Additional Premises and the common areas expected to be in Tenant’s path of travel during the Lease term, have not undergone an inspection by a Certified Access Specialist regarding compliance with construction-related accessibility standards. This disclosure is made pursuant to Section 1938 of the California Civil Code.

15.           Reporting Requirements. Effective as of the date hereof, the following paragraph is added to the Lease as paragraph 60:

“60.         Reporting Requirements. Upon Landlord’s written request, Tenant shall deliver to Landlord, in form reasonably acceptable to Landlord, information relating to Tenant’s electricity consumption at the Premises or any other matter related to Tenant’s occupancy to the extent such requested information is required in order for Landlord to comply with reporting requirements imposed upon Landlord by any federal, state or local law regarding energy use or any other matter. Without limitation of the foregoing, Tenant shall, upon Landlord’s written request, deliver to Landlord information relating to the Premises that is necessary for the Building to earn and maintain performance certifications (including, without limitation, ENERGY STAR and LEED certification), which information shall be in sufficient detail for the Building to comply with the applicable certification criteria and/or requirements, including, without limitation, those applicable to data centers and to any other particular use that is subject to special certification criteria and/or requirements.”

(continued on next page)

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16.           Lease in Full Force and Effect. Except as provided above, the Lease is unmodified hereby and remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this document as of the date and year first above written.

Landlord:		Tenant:

SRI NINE MAIN PLAZA LLC,		HOMEUNION, INC.,
a Delaware limited liability company		a Delaware corporation

By:	/s/ James A. Pierre	By:	/s/ Chiranjib Pal

Name:	James A. Pierre	Name:	CHIRANJIB PAL

Title:	Vice President	Title:	CFO

Exhibits

A-1- Outline of Additional Premises

A-2 - Outline of Premises

B - Form of Letter Confirming Relevant Dates

C - Outline of Temporary Premises

EXHIBIT A-1

Outline of Additional Premises

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EXHIBIT A-2

Outline of Premises

(Additional Premises plus Existing Premises)

Existing Premises

Additional Premises

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EXHIBIT B

Form of letter confirming relevant dates

_______________, 2015

Re:	Lease, dated March 20, 2014, as amended (the “Lease”), between SRI MAIN PLAZA LLC, a Delaware limited liability company (“Landlord”) and HOMEUNION, INC., a Delaware corporation (“Tenant”) covering premises located on the seventh (7th) floor of the building (the “Building”) located at 2010 Main Street, Irvine, California.

Gentlemen or Ladies:

Reference is hereby made to the Second Amendment to Lease, dated as of September _, 20 15 (the “Second Amendment”), between Landlord and Tenant, pursuant to which approximately 5,700 rentable square feet of space on the second (2nd) floor of the Building is being added to your above-referenced Lease. All capitalized terms not otherwise defined herein shall have the meaning given them in the Second Amendment.

In accordance with the final grammatical paragraph of Paragraph 1 of the Second Amendment, this letter shall confirm the following dates:

1.          The Additional Premises Commencement Date (as defined in Paragraph 1 of the Second Amendment) is ______________, 20_, which is the date that the Additional Premises were delivered to Tenant in Delivery Condition (as defined in Paragraph 2.a. of the Second Amendment).

2.         The Expiration Date of the Lease (as defined in Paragraph 3 of the Second Amendment) is ______________, 20_, which is the last day of the Sixtieth (60th) full calendar month following the Additional Premises Commencement Date.

Please acknowledge Tenant’s agreement to the foregoing by executing both duplicate originals of this letter and returning one fully executed duplicate original to Landlord at the address on this letterhead. If Landlord does not receive a fully executed duplicate original of this letter from Tenant evidencing Tenant’s agreement to the foregoing (or a written response setting forth Tenant’s disagreement with the foregoing) within fifteen (15) days of the date of Tenant’s receipt of this letter, Tenant will be deemed to have consented to the terms set forth herein.

Very truly yours,

SRI NINE MAIN PLAZA LLC, a Delaware limited liability company

By
Its designated signatory

The undersigned agrees to the dates set forth above

HOMEUNION, INC.,
a Delaware corporation

By

Name

Title

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EXHIBIT C

Outline of Temporary Premises

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